TYPE:  EX-99
SEQUENCE:  2
DESCRIPTION:  EXHIBIT 99.1 - PRESS RELEASE

                                                                    EXHIBIT 99.1




Monday March 20, 9:25 am Eastern Time

Company Press Release

Dialog Comments Re/Press Speculation

CARY, N.C. and LONDON--(BUSINESS WIRE)--March 20, 2000--The Dialog
Corporation plc (NASDAQ:DIAL, LSE:DLG), a leading provider of Internet-based information, technology and e-commerce solutions, today issued, at the behest of the London Stock Exchange, the following clarification statement:

Further to comment in today's press, Dialog can state that following an extensive strategic review, it is in advanced discussions to dispose of its Information Services Division ("ISD") to a third party purchaser for a cash consideration that will enable it to repay all of its outstanding debt obligations. In addition, these discussions also involve a strategic alliance and equity subscription with the same third party, together with license agreements for the Group's technologies and software as well as provision of content reseller rights. Dialog has also secured agreement for a further equity injection from another third party with interests in global high technology developments.

Post the ISD disposal, Dialog is proposing to change its name to Bright Station Plc and will consist of the E-Commerce ("ECD") and Web Solutions ("WSD") divisions. These divisions contain technology assets and brands such as InfoSort, Muscat, WebTop, WebCheck, Sparza, OfficeShopper and Knowledge Management. Combined WSD and ECD revenues rose substantially in 1999, compared to 1998. Dialog will also form a new division, Internet Ventures Division ("IVD"), to leverage its technology assets, management experience and capital to support new Internet and eCommerce start-ups.

Assuming these proposals are secured, Bright Station will be focused on its ECD, WSD and IVD businesses with new equity investment from strategic partners, which will enable these divisions to be further developed.

The discussions referred to above are at an advanced stage, and assuming their conclusion on satisfactory terms, also involve securing agreement with Dialog's Bondholders and the senior banking group. If these discussions are successfully concluded, details of the proposals will be sent to both shareholders and bondholders for their approval.

A further announcement will be made as and when appropriate.

The Dialog Corporation (http://www.dialog.com) is a leading provider of Internet-based information, technology and e-commerce solutions, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, N.C. Its American Depositary Shares (ADS) are traded on NASDAQ under the symbol 'DIAL' with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol 'DLG.'